Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

21001574

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Profor Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Westchester Ave - Suite 641N
(No. and Street)

Rye Brook (City) NY (State) 10753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J O'Meara 646-202-2969
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – *If individual, state last, first, middle name*)

PO Box 2555 (Address) Hamilton Square (City) NJ (State) 08690 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick J O'Meara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Profor Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick J O'Meara
Signature

Managing Director
Title

Notary Public

AISLING GERAGHTY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GE6184245
Qualified in Westchester County
My Commission Expires: 3/31/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Profor Securities, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition is bound separately has been filed simultaneously herewith as a Public Document.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Profor Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Profor Securities, LLC as of December 31, 2020, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Profor Securities, LLC as of December 31, 2020 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Profor Securities, LLC's management. My responsibility is to express an opinion on Profor Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Profor Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Profor Securities, LLC's financial statements.

The supplemental information is the responsibility of Profor Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Profor Securities, LLC's auditor since 2008.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 26, 2021

PROFOR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Current Assets	
Cash	$ 188,478
Prepaid expense	12,790
Total Current Assets	201,268
Security deposits	5,200
Total Assets	$ 206,468

LIABILITIES AND MEMBER EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 105,752
PPP Loan	22,612
Total Current Liabilities	128,364
Total Liabilities	128,364
Member Equity	
Member capital	262,491
Member income	(184,387)
Total Member Equity	78,104
Total Liabilities and Member Equity	$ 206,468

See accompanying notes to financial statements.

PROFOR SECURITIES, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2020

REVENUES	
Fee income	$ 3,685,228
Total Revenue	3,685,228
OPERATING EXPENSES	
Compensation	134,392
Commissions expense	3,472,250
Occupancy	24,149
Professional fees	29,596
Insurance	2,722
Regulatory fees	28,508
Travel & entertainment	34,908
Technology & communications	6,121
General & administrative	8,822
Interest expense	112
	3,741,580
Loss before provision for 2020 income tax	(56,352)
NYS Estimated Income Tax	1,000
NYC Estimated Income Tax	16,014
NYC Prior Years Refund	(50,024)
2020 tax benefit	(33,010)
Net (loss)	$ (23,342)

See accompanying notes to financial statements.

PROFOR SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year Ended December 31, 2020

		Total
Balance at January 1, 2020	$	102,446
Net Loss		(24,342)
Balance at December 31, 2020	$	78,104

See accompanying notes to financial statements.

PROFOR SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

Cash flows from operating activities	
Net Income (Loss)	$ (24,342)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:	
(Increase) Decrease in Operating Assets:	
Prepaid expenses	(1,106)
Contract receivable	100,000
Security deposit	1,000
Increase (Decrease) in Operating Liabilities:	
Accrued expenses	19,074
Deferred revenue	(293,333)
Net cash provided by (used in) operating activities	(198,707)
Cash flows from investing activities:	
Cash flows from financing activities:	
PPP Loan proceeds	22,500
Net increase (decrease) in cash	(176,207)
Cash, Beginning of year	364,685
Cash, End of year	$ 188,478
Supplemental Disclosures	
Cash paid for income taxes	$ 5,715
Cash paid for interest	-

See accompanying notes to financial statements.

PROFOR SECURITIES, LLC

Notes to Financial Statements

December 31, 2020

1 Organization and Nature of Business

Profor Securities, LLC, dba Profor Advisors (the "Company"), is a New York limited liability company located in Rye Brook, New York. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company is a financial services firm specializing in the placement of alternative investment offerings to a global investor base. The Company primarily focuses on raising capital among institutional investors. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2020. The Company's cash is held by a major financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Depreciation

There was no depreciation during the year 2020.

(e) Accounts Receivable

There is no contract receivable from customers at December 31, 2020.

(f) Prepaid Expenses

Represents fees paid FINRA in advance.

(g) Revenue Recognition

We adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (the "new revenue standard" or Accounting Standard s Codification 606, ("ASC 606")) effective January 1, 2018. There were no material changes in our revenue recognition policies as a result of the new standard.

The Company recognizes revenue from fees in the period received or when performance is substantially complete, or cash received.

Accounts receivable are reviewed monthly for collectability and any amounts deemed uncollectable are written off to bad debt expense.

(h) Income Taxes

The Company is a limited liability company that has made an election to be treated as an S-Corporation pursuant to section 1362 of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose tax based on capital.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2020. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2016.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2020.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value".

(j) Significant Credit Risk

The Company has a revenue concentration with two customers that amounted to approximately 77% of total revenues during the year. There is no assurance of future revenues from this concentration. However, management believes it has sufficient contacts in place to support operations for the foreseeable future.

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $ 82,614, which was $ 75,563 in excess of its required minimum net capital of $ 7,051. The Company's net capital ratio was 1.7611.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is registered with FINRA as a broker dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore it is not subject to possession or control requirements under SEC Rule 15c3-3 and is not required to compute 15c3-3 reserve requirements.

4 Leases

The Company currently conducts its operations from facilities that are leased under an Office Service Agreement on a month to month basis for approximately $2.000 per month.

Rental expense for the year ended December 31, 2020 was $ 24,149.

5 Credit Risk and Concentrations

The Company maintains its cash in a bank deposit account at a major financial institution that at times may exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. As of December 31, 2020, there were no cash equivalent balances held in any accounts that were not fully insured.

6 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash	$ 188,478
Liabilities	
Accrued expenses	$(105,752)

During 2020 the Company did not own any other financial assets or incur any other liabilities.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2020 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

8 Related Party Transactions

During the year the Company paid commissions in the amount of $255,378 to the controlling member. In addition, during the year the Company reimbursed its controlling member for travel, and entertainment expenses and paid $51,015 for health insurance.

9 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2020 the Company had implemented such policies and procedures.

10 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 23, 2021 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

11 COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

In April 2020, the Company received a loan of $22,500, which is guaranteed by the U.S. Small Business Administration (SBA) under the Paycheck Protection Program (PPP). This loan is forgivable when the Company expends the funds for allowable expenses as defined by the PPP. Management believes that the majority of the forgivable portion of this loan will be forgiven in the year ending December 31, 2021, at which time, it will be recognized as a gain on the extinguishment of debt in the statement of operations. The remaining balance (if any) will be due over a two-year period in accordance with the terms of the PPP.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2020

PROFOR SECURITIES, LLC

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2020

Schedule I

NET CAPITAL

Assets	$	206,468
Less Liabilities		(128,364)
Total Ownership Equity		78,104
Less Non Allowables		(17,990)
Add Allowable liabilities		22,500
TNC Before Haircuts & Undue Concentration		82,614
Less Haircuts		0
Less Undue Concentration		0
NET CAPITAL		82,614
Minimum Required Net Capital		7,051
Excess Net Capital	$	75,563
AI/NC Ratio		1.2814
Non A.I. Liabilities		22,500

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2020)
As amended on March 29, 2021

Net Capital, as reported in Company's Part II unaudited Focus Report	$	82,614
Net Capital, per above		82,614
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2020.

Profor Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2020

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Profor Securities, LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Profor Securities, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
(EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2020

"EXEMPT UNDER 15c3-3 (k)(2)(i)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Profor Securities, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2020 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Profor Securities, LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Profor Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Profor Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) Profor Securities, LLC stated that Profor Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Profor Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Profor Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 26, 2021

Profor Securities, LLC
800 Westchester Ave – Suite 641N
Rye Brook, NY 10573

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3
For the Year Ended December 31, 2020

Profor Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Profor Securities, LLC

I, Patrick J O'Meara, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

Patrick J. O'Meara

Title:Managing Director